Exhibit 2.3

EXECUTION VERSION

TRADEMARK LICENSE AGREEMENT

This TRADEMARK LICENSE AGREEMENT (this “Agreement”) is dated as of March 31, 2014, between SunGard Development LLC, a Delaware limited liability company (“Licensor”), and Sungard Availability Services Capital, Inc., a Delaware corporation (“Licensee”) (each, a “Party” and, collectively, the “Parties”).

W I T N E S S E T H

WHEREAS, pursuant to that certain Separation and Distribution Agreement, dated as of March 31, 2014, between SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, SunGard Data Systems Inc. (“SDS”), Licensee and Sungard Availability Services Holdings, LLC (the “Separation Agreement”; all capitalized terms used herein but not otherwise defined herein shall have the meanings provided to them in the Separation Agreement), Licensee was established for the operation of the Availability Business (as defined below); and

WHEREAS, Licensor has agreed to grant to Licensee, and Licensee desires to obtain from Licensor, a license to the Licensed Marks (as defined below) for use in connection with the Availability Business, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Advertising and Trade Materials” means advertising materials, signage, publications, brochures, stationery, leaflets, statements, invoices, business cards, Web sites and other related materials.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For the purposes of this Agreement, (a) Licensor and the other members of the SDS Group shall not be deemed to be Affiliates of Licensee or the other members of the Availability Group; and (b) Licensee and the other members of the Availability Group shall not be deemed to be Affiliates of Licensor or the other members of the SDS Group.

“AS Domain Names” means the Internet domain names set forth on Schedule A.

“Availability Business” means the business of SDS and its Subsidiaries identified as “Availability Services” in SDS’s filings with the SEC, including SDS’s Form 10-K and financial statements for the year ended December 31, 2013 (or as otherwise conducted by Licensee and its subsidiaries between December 31, 2013 and the Effective Date), to the extent such business is conducted by the Availability Group immediately prior to the Distribution Date, and any extension thereof conducted by Licensee or its subsidiaries after the Distribution Date, but not any extension directly competitive with (at the time of the use of the SAS Mark) any SDS Software or services of SDS or its subsidiaries related to such SDS Software.

“Change of Control” means that, with respect to a party, (a) a Person or group of Persons shall have become the beneficial owner of voting securities representing more than fifty percent (50%) of the then-outstanding voting power of all outstanding voting securities of such party; or (b) the sale of all or substantially all of the assets of such party to any Person or group of Persons in one transaction or a series of transactions; provided, however, that an initial public offering of such party shall not be deemed a Change of Control.

“Competitive Software” means software that is directly competitive with any SDS Software.

“Contract Year” means, for the first contract year, the period from the Effective Date until the first anniversary of the Effective Date, and for each subsequent contract year, the twelve (12) month period between the last anniversary of the Effective Date until the next anniversary of the Effective Date, in each case while this Agreement is in effect.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Corporate Name” has the meaning set forth in Section 6.02.

“Domain Names” means the AS Domain Names, Pointer Domain Names and Restricted Domain Names.

“DN Marks” has the meaning set forth in Section 3.01.

“Effective Date” means the Distribution Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Existing Stock” has the meaning set forth in Section 6.01.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body of competent jurisdiction.

“Indemnified Party” has the meaning set forth in Section 8.03.

“Indemnifying Party” has the meaning set forth in Section 8.03.

“Landing Page” has the meaning set forth in Section 3.02.

“Licensed Marks” means the SAS Mark and the DN Marks.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Pointer Domain Names” means the Internet domain names set forth on Schedule B.

“Prime Rate” means the rate which JPMorgan Chase Bank (or any successor thereto or other major money center commercial bank agreed to by the Parties) announces from time to time as its prime lending rate in the United States, as in effect from time to time.

“Restricted Domain Names” means the Internet domain names set forth on Schedule C.

“Retained Name and Marks” has the meaning set forth in Section 6.01.

“Revenue” means all revenue received for the conduct of the Availability Business, except for revenue received from channel partners for White Label Products.

“Royalty Period” has the meaning set forth in Section 10.01.

“Royalty Statement” has the meaning set forth in Section 10.04.

“SAS Mark” means the trade name and trademark SUNGARD AVAILABILITY SERVICES, any registrations and applications therefor, and all common law rights pertaining thereto. For the avoidance of doubt, in no event shall “SAS Mark” include any of Licensor’s rights in any trade names or trademarks (a) in the name SUNGARD alone; or (b) in any additional words, characters, symbols or other elements other than the trade name and trademark SUNGARD AVAILABILITY SERVICES.

“SEC” means the United States Securities and Exchange Commission.

“SDS Competitor” means a Person that sells, licenses, distributes or hosts Competitive Software or any services directly competitive with any services of SDS or its subsidiaries related to any SDS Software.

“SDS Software” means any software of SDS or its subsidiaries.

“SunGard Marks” means the Licensed Marks and the Retained Name and Marks.

“Term” has the meaning set forth in Section 9.01.

“Territory” means the entire world.

“Third-Party Claim” has the meaning set forth in Section 8.03.

“Trademarks” means trademarks, service marks, Internet domain names, trade dress, trade names and other identifiers of source or goodwill, including registrations and applications for any of the foregoing.

“White Label Product(s)” means a product or service that is manufactured or offered by Licensee or its subcontractors but that is packaged or sold by a third party under a different brand name, and whereby such product or service does not incorporate, bear, use or reference the SAS Mark.

SECTION 1.02. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section or Schedule, such reference is to an Article or Section of, or a Schedule to, this Agreement;

(b) the headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns;

(h) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(i) references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars.

ARTICLE 2

TRADEMARK LICENSE

SECTION 2.01. Grant of Trademark License. Subject to the terms and conditions of this Agreement, effective as of the Effective Date, Licensor hereby grants to Licensee, and Licensee hereby accepts, solely to the extent of Licensor’s rights in and to the SAS Mark, a non-transferable, exclusive right and license to use the SAS Mark solely in connection with the Availability Business in the Territory, including in connection with the manufacture, use, distribution, promotion, marketing, sale, offering for sale, import and export of products and services and Advertising and Trade Materials, in each case, of such business. Licensee’s rights granted herein include the right to use the SAS Mark in connection with geographic descriptors (e.g., “SUNGARD AVAILABILITY SERVICES (Canada)”).

SECTION 2.02. Sublicense Rights. Subject to any limitations and restrictions set forth herein, Licensee shall have the right to sublicense the rights and licenses granted hereunder to Affiliates and third parties acting on behalf of Licensee, in each case, solely in connection with Licensee’s operation of the Availability Business; provided, however, that Licensee may only sublicense the right and license granted pursuant to Section 3.01 in connection with the assignment of an AS Domain Name; provided, further, that any such assignment shall obligate the assignee to assign such AS Domain Name to Licensor upon termination of this Agreement and further designates Licensor as a third-party beneficiary thereto. Licensee shall be responsible for the acts and omissions of its sublicensees with respect to such sublicensees’ use of the Licensed Marks. Licensee shall cause all such sublicensees to agree to be bound by obligations that are substantially similar to Licensee’s obligations herein, and shall reserve the right for Licensor to inspect such sublicensees’ use in a manner consistent with Licensor’s inspection rights under Section 4.02 herein. Except as provided in this Section, Licensee shall have no other right to sublicense the Licensed Marks.

SECTION 2.03.

(a) No Rights Granted Outside of Availability Business. The Parties hereby acknowledge and agree that all of the Trademark rights granted by Licensor to Licensee hereunder (including, but not limited to, the DN Marks) are granted solely for use by Licensee and its authorized sublicensees or any Acquirer (who is not a SDS Competitor) in connection with Licensee’s operation of the Availability Business, except as specified in Sections 2.03(b) and (c) below. The Parties hereby further acknowledge and agree that:

(i)	any use of Licensor’s Trademark rights granted hereunder or of any mark derivative of the mark “SUNGARD”, in either case, by an Acquirer who is a SDS Competitor in connection with any software or services related to software that are directly competitive with (at the time of such use) any SDS Software or services of SDS or its subsidiaries related to such SDS Software shall constitute a material breach of this Agreement.

(ii)	except as specified in Sections 2.03(b) and (c) below, any use of Licensor’s Trademark rights granted hereunder or of any mark derivative of the mark “SUNGARD”, in either case, by Licensee or its authorized sublicensees or an Acquirer who is not a SDS Competitor in connection with any extensions of Availability Business services subsequent to the Effective Date for software or services that are directly competitive with (at the time of such use) any SDS Software or services of SDS or its subsidiaries related to such SDS Software shall constitute a material breach of this Agreement.

(iii)	as used in this Section, “Acquirer” shall mean a Person who acquires Licensee (whether by acquisition of stock or in any other manner), the license rights hereunder or the majority of Licensee’s assets or business.

(b) Notwithstanding anything to the contrary in this Agreement, Licensee, its authorized sublicensees and any Acquirer who is not a SDS Competitor may use the Licensed Marks to provide Availability Business services to a customer in regards to its licensed copy of SDS Software if such customer’s agreement with SDS or its subsidiaries permits a third party to provide such services for the licensed software; provided, however, that neither Licensee, any authorized sublicensees nor any Acquirer who is not a SDS Competitor may provide any application managed services for SDS Software itself.

(c) Notwithstanding anything to the contrary in this Agreement, Licensee, its authorized sublicensees and any Acquirer may use the Licensed Marks to provide Availability Business services to a SDS Competitor; provided that neither Licensee, any authorized sublicensees, any Acquirer nor the SDS Competitor may use any of the Licensed Marks hereunder to market or sell the hosted Competitive Software or related services to third parties.

SECTION 2.04. Usage Restrictions

(a) Without the prior written consent of Licensor, which consent will not be unreasonably withheld or delayed, and except as expressly permitted herein, Licensee shall not (i) adopt or use any variation of the Licensed Marks or any word, design, name, mark, logo, symbol or slogan confusingly similar to the Licensed Marks; or (ii) use the Licensed Marks with any other word, design, name, mark, logo, symbol or slogan so as to form a composite mark. SunGard consents to the use of the logos and variations thereof as set forth on Schedule E with the Licensed Mark.

(b) Licensee shall not, in any use of the SAS Mark hereunder, use the name SUNGARD in a manner that is larger than, or otherwise appears more prominently than, either the words “availability” or “services”.

SECTION 2.05. Notice. Licensee shall include on all marketing materials, press releases, Web sites and all similar items bearing the SAS Mark where it is customary to provide a trademark notice, the following notice: “Sungard Availability Services is a trademark of SunGard Data Systems or its affiliate, used under license,” or any similar statement required by Licensor concerning the status of the SAS Mark. Licensee shall ensure that all such uses of the SAS Mark hereunder are accompanied by the symbols “®” and/or “™” (as appropriate).

SECTION 2.06. Ownership. Licensee acknowledges that, as between the Parties, Licensor is the owner of all right, title and interest in and to the SunGard Marks. All rights in and to the SunGard Marks not expressly granted to Licensee under this Agreement are hereby reserved to Licensor. All goodwill and improved reputation generated by Licensee’s use of the SunGard Marks shall inure solely to the benefit of Licensor. In the event that Licensee has any rights in or to the SunGard Marks (other than the rights granted in Section 2.01, Section 3.01 or Section 6.01), Licensee hereby assigns all such rights to Licensor. Licensee shall, upon Licensor’s reasonable request, take any and all actions and execute additional documents to establish and perfect Licensor’s ownership rights in and to the SunGard Marks. Licensee shall not represent to any third party that Licensee or such third party has or will have any ownership interest in the SunGard Marks.

SECTION 2.07. Limitations. Licensee shall not (a) by any act or omission use the SunGard Marks in any manner that tarnishes, degrades, disparages or reflects adversely on Licensor or Licensor’s business or reputation, or which might dilute or otherwise harm the value, reputation or distinctiveness of the SunGard Marks or the goodwill of Licensor therein; (b) in any jurisdiction, file applications to register any trademark or service mark that consist of, in whole or part, or are confusingly similar to, the SunGard Marks, except as expressly permitted by Section 7.02; (c) contest, challenge or otherwise make any claim or take any action adverse to Licensor’s ownership of or interest in the SunGard Marks; or (d) enter into any agreement that conflicts with, results in any breach of, or constitutes a default under, the terms and conditions of this Agreement. Licensor’s obligations under this Agreement are expressly subject to and conditioned upon the timely performance of all of Licensee’s obligations under this Agreement, including the obligations set forth in this Section.

SECTION 2.08. Non-Infringement. The Parties acknowledge that Licensor or its Affiliates own certain Trademarks for the name SUNGARD alone and for such name in connection with the terms “Disaster Plan/90” and “Mobile Data Center”. Licensor agrees that in no event shall Licensee’s (i) use of the terms “Disaster Plan/90” and “Mobile Data Center” and derivations thereof in connection with goods and/or services of the Availability Business, provided such use is without the name SUNGARD alone or derivations of such name (other than the Licensed Marks or the abbreviations thereof specified in, and used in accordance with, this Section); (ii) use of the abbreviation “SGAS” in connection with the Availability Business; or (iii) use of the abbreviation “SUNGARD AS” as defined to mean SUNGARD AVAILABILITY SERVICES in marketing materials and letters in connection with the Availability Business; be considered to infringe, dilute or otherwise violate Licensor’s or its Affiliates’ rights in and to any such foregoing Trademarks. Licensor shall not oppose any attempt by Licensee to register trademarks for the terms specified in, and used in accordance with, item (i) of this Section; provided, however, that Licensee is not permitted to register any Trademarks containing the abbreviation “SUNGARD AS” without Licensor’s prior written consent.

ARTICLE 3

DOMAIN NAMES

SECTION 3.01. AS Domain Names. Subject to the terms and conditions of this Agreement, and except as expressly granted pursuant to Section 2.01, effective as of the Effective Date, Licensor hereby grants to Licensee, and Licensee hereby accepts, solely to the extent of Licensor’s rights in and to the trademarks and trade names embodied by the AS Domain Names (the “DN Marks”), a non-transferable, exclusive right and license to use the AS Domain Names, solely as Internet domain names in connection with the Availability Business in the Territory; provided, however, that Licensee may only use www.sungardns.com for the purposes for which such Internet domain name was used immediately prior to the Effective Date and in no event in a customer-facing or otherwise public manner, except to manage Licensee’s commercial Internet domain name services that it provides to its customers. Licensee is permitted to register Internet domain names that are geographical extensions of the AS Domain

Names (e.g., www.sungardas.cz) without Licensor’s consent, and such Internet domain names shall be included in the definition of “AS Domain Names” hereunder. Licensee shall register, renew and maintain the AS Domain Names at its own cost and expense. If Licensee elects to abandon or allow to expire any AS Domain Name, it will promptly notify Licensor of the same prior to such abandonment or expiration, and at Licensor’s request, promptly assign such AS Domain Name to Licensor.

SECTION 3.02. Pointer Domain Names. Licensee shall assign, and shall cause to be assigned, the Pointer Domain Names to Licensor as soon as commercially practicable after the Effective Date. As soon as commercially practicable after the Effective Date, Licensee shall place hyperlinks on the main Web page associated with each Pointer Domain Name, in a format reasonably acceptable to Licensor, from which visitors to such Web page will have the choice of connecting to either (a) a Web site of Licensee used in connection with the Availability Business; or (b) a Web site of Licensor used in connection with the SDS Business (a “Landing Page”). Upon Licensee’s assignment of any Pointer Domain Name to Licensor, Licensor shall be permitted to remove the Landing Page from such Pointer Domain Name; provided, however, that, for so long as Licensee is using such Pointer Domain Name in a marketing campaign, Licensor shall include a hyperlink on the main Web page associated with such Pointer Domain Name that connects visitors to a Web site used in connection with the Availability Business; provided, further, that in no event shall Licensor be required to include a hyperlink on any Pointer Domain Name after six (6) months from the Effective Date. Licensee shall notify Licensor of any such marketing campaigns using a Pointer Domain Name immediately upon the assignment of such Pointer Domain Name to Licensor. Licensee shall register, renew and maintain the Pointer Domain Names at its own cost and expense during the period prior to Licensee’s assignment to Licensor. Upon such assignment to Licensor, Licensor shall register, renew and maintain the Pointer Domain Names at its own cost and expense. If Licensor elects to abandon or allow to expire any Pointer Domain Name, it will promptly notify Licensee of the same prior to such abandonment or expiration, and at Licensee’s request, promptly assign such Pointer Domain Name to Licensee.

SECTION 3.03. Domain Name Administrative Rights. As soon as commercially practicable after the Effective Date, Licensor shall, and shall cause it Affiliates, to grant to Licensee or Licensee’s designees administrative access with the Internet domain name registrar MarkMonitor for the following Internet domain names: (a) www.sungard.com; and (b) www.sungard.net, in each case, during the period that Licensee is providing transition services for the DNS server under the Transition Services Agreement between SDS and Licensee dated as of the date hereof. Licensor shall not grant administrative access to allow Licensee or its designees to transfer such Internet domain names to a different Internet domain name registrar other than MarkMonitor, and Licensee shall not, and shall cause its designees not to, undertake such transfer or otherwise encumber Licensor’s or its Affiliates’ title in and to such Internet domain names. Any changes to the Web sites associated with such Internet domain names during the period in which Licensee or its designees have administrative access must be requested by either Party in writing and must be approved in writing by the non-requesting Party.

SECTION 3.04. Restricted Domain Names. As soon as commercially practicable after the Effective Date, but in no event later than, for each Restricted Domain Name, the period of time after the Effective Date listed under its “Transition Period” in Schedule C, Licensee shall assign, and shall cause to be assigned, the Restricted Domain Names to Licensor. As soon as commercially practicable after the Effective Date, Licensee shall place a Landing Page on the main Web page associated with each of the Restricted Domain Names in a format reasonably acceptable to Licensor. Upon Licensee’s assignment of each Restricted Domain Name to Licensor, Licensor shall be permitted to remove the Landing Page from such Restricted Domain Name.

SECTION 3.05. Registrant Name Change Agreement. In connection with each Party’s obligations to assign Internet domain names to the other pursuant to this Article 3 and Section 9.05 of this Agreement, the assignor Party shall promptly execute or otherwise complete any applicable registrant name change agreement or other forms required by the applicable Internet domain name registrar in order to transfer Internet domain names to the assignee Party, and the assignor Party shall take any further actions that the assignee Party reasonably requests to transfer Internet domain names to the assignee Party on an expedited basis, and at the assignee Party’s expense.

ARTICLE 4

QUALITY CONTROL

SECTION 4.01. Quality Control. In order to preserve and enhance the inherent value of the SunGard Marks and the substantial goodwill pertaining thereto, Licensee shall ensure that all uses of the SunGard Marks by Licensee and any sublicensee shall meet or exceed the current high standards of style, appearance, service, image and quality associated with such SunGard Marks, as may be further directed from time to time by Licensor. Licensee shall ensure that all uses of the SunGard Marks by Licensee and any sublicensee comply with the provisions of this Agreement.

SECTION 4.02. Inspection. To control and monitor Licensee’s compliance with this Agreement, (a) Licensor and/or its duly authorized representatives shall have the right, from time to time upon reasonable written notice to Licensee, to inspect, test and audit any uses of the SunGard Marks by Licensee; and (b) Licensee shall provide Licensor and/or its duly authorized representatives with full and open access during normal business hours to Licensee’s employees and agents who are familiar with the usage of the SunGard Marks. Licensee shall promptly remedy any non-compliant uses of the SunGard Marks identified by Licensor; provided that in the event Licensor reasonably determines that any such non-compliant uses pose an immediate threat to the validity or enforceability of the SunGard Marks, Licensee shall immediately cease and desist all such non-compliant uses upon notice from Licensor.

SECTION 4.03. Compliance with Laws. Licensee shall comply with any and all applicable laws, treaties, rules and regulations in connection with its performance of its obligations, and the exercise of the rights and licenses granted to Licensee, under this Agreement.

SECTION 4.04. Cooperation. For so long as Licensor (or one of its Affiliates) and Licensee (or one of its Affiliates) use Trademarks containing the name SUNGARD, each Party shall reasonably cooperate with the other during the Term so as to minimize any confusion (i.e., the association of a Party’s or one of its Affiliates’ use of any Trademarks containing the name SUNGARD with the business of the other Party or one of its Affiliates).

SECTION 4.05. Linking of Web Sites. Each Party agrees that, upon the Effective Date and during the Term, its main Web home page will display a notice, in a format reasonably acceptable to the Parties, that the Availability Business now has a separate Web site from the Web site of Licensor and its Affiliates, and will contain a hyperlink that will enable users to connect to the other Party’s main Web home page. Upon a Change of Control of Licensee, Licensee’s obligation under this Section shall only be to display such notice and insert such hyperlink on the main Web page that uses the SAS Mark. Upon a Change of Control of Licensor, Licensor’s obligation under this Section shall only be to display such notice and insert such hyperlink on the main Web page of Licensor’s business as such business is conducted as of the Effective Date.

ARTICLE 5

ENFORCEMENT

SECTION 5.01. Notification. Licensee agrees to promptly notify Licensor and provide to Licensor all relevant background facts upon becoming aware of: (a) any use of, or any application or registration for, any Trademark in the Territory that does or may conflict with the Licensed Marks; (b) any misuse or act of infringement, dilution, misappropriation or unfair competition in the Territory involving the Licensed Marks or any confusingly similar variation thereof; or (c) any claim or action, whether or not made in a lawsuit, that the use of the Licensed Marks by Licensee infringes, dilutes or otherwise violates or conflicts with the Trademark or other rights of any other Person.

SECTION 5.02. Enforcement.

(a) Licensor shall have the right, but not the obligation, to take action against third parties in the courts, administrative agencies or otherwise, at Licensor’s cost and expense, to prevent or terminate infringement, misappropriation, illegal use, dilution, imitation or misuse of the Licensed Marks in the Territory, and to oppose or cancel applications or registrations for any Trademark that conflicts with the Licensed Marks, or to otherwise defend the Licensed Marks.

(b) Licensee shall reasonably cooperate with Licensor in any action, suit or proceeding that Licensor may undertake under Section 5.02(a) (including executing, filing and delivering all documents and evidence reasonably requested by Licensor) and shall lend its name to such action, suit or proceeding if reasonably requested by Licensor or required by law. All reasonable out-of-pocket expenses incurred by Licensee in connection therewith shall be reimbursed by Licensor. Licensee shall have the right to participate and be represented in any such action, suit or proceeding by its own counsel at its own expense. Licensee shall have no claim of any kind against Licensor based on or arising out of Licensor’s handling of or decisions concerning any action, suit or proceeding, or settlement or compromise thereof, undertaken under this Article 5, and Licensee hereby irrevocably releases Licensor from any such claim. All damages or other compensation of any kind recovered in any action, suit or proceeding undertaken by Licensor, or from any settlement or compromise thereof, shall be for the benefit of Licensor after the apportionment and reimbursement of the reasonable out-of-pocket expenses of both Parties.

(c) If Licensor determines not to initiate or continue pursuing any such action, suit or proceeding with respect to any of the Licensed Marks, then Licensee may initiate or assume control of such action, suit or proceeding in its own name solely to the extent that it relates to the Availability Business, with such action, suit or proceeding undertaken at Licensee’s sole cost and expense; provided, however, that Licensee keeps Licensor informed of the status of, and its activities regarding, such action, suit or proceeding and any settlement or other resolution thereof; and; provided, further, Licensee shall not take any action that would reasonably be expected to subject Licensor to any liability or compromise the validity or enforceability of the Licensed Marks, or otherwise curtail any of Licensor’s rights in the Licensed Marks or any of Licensor’s other Trademarks. If requested to do so, Licensor shall reasonably cooperate with Licensee in any such action, suit or proceeding that Licensee may undertake under this Section 5.02(c). All reasonable out-of-pocket expenses incurred by Licensor in connection therewith shall be reimbursed by Licensee. All damages or other compensation of any kind recovered in any action, suit or proceeding undertaken by Licensee, or from any settlement or compromise thereof, shall be for the benefit of Licensee after the apportionment and reimbursement of the reasonable out-of-pocket expenses of both Parties.

ARTICLE 6

LICENSEE’S TRANSITIONAL RIGHT

SECTION 6.01. Retained SunGard Marks. Licensee shall be entitled to use, solely in connection with the operation of the Availability Business as operated immediately prior to the Effective Date, all of its existing (as of the Effective Date) tangible stocks of signs, letterheads, invoice stock, advertisements, promotional materials, inventory and other documents and materials (“Existing Stock”) containing the SUNGARD name that is not the SAS Mark (or the abbreviation “SUNGARD AS”), together with all Trademarks incorporating or associated with such name (collectively, the “Retained Name and Marks”) until such Existing Stock has either been exhausted or is replaced; provided, however, that in no event shall Licensee use the Retained Name and Marks after two (2) years from the Effective Date.

SECTION 6.02. Change of Corporate Name. Licensee shall, as soon as practicable after the Effective Date, but in no event later than two (2) years from the Effective Date, cause each of its subsidiaries with a corporate name, “doing business as” name, trade name and any other similar corporate identifier (collectively, “Corporate Name”) that contains the Retained Name and Marks to file amended articles of incorporation with the appropriate Governmental Authorities changing its Corporate Name to a Corporate Name that does not contain the Retained Name and Marks, and to promptly supply any additional information, documents and materials that may be requested by Licensor with respect to such filings.

ARTICLE 7

MAINTENANCE

SECTION 7.01. Licensor to Control. As between Licensee and Licensor, Licensor shall have sole and exclusive discretion and control with respect to prosecuting,

maintaining and renewing applications and registrations for the Licensed Marks. Licensee shall, upon the request and at the cost and expense of Licensor, cooperate and provide assistance to Licensor in connection with prosecuting, maintaining and renewing such applications and registrations, including (a) supplying samples of use of the Licensed Marks; (b) executing such documents and performing such lawful acts as Licensor reasonably requests; and (c) making available to Licensor or its authorized attorneys, agents or representatives such of Licensee’s employees and representatives as Licensor in its reasonable judgment deems necessary in order to assist Licensor with such prosecution, maintenance and renewal. If Licensee refuses or fails to execute such documents or perform such acts, Licensor may do so as attorney-in-fact for such purpose.

SECTION 7.02. Additional Trademark Registrations. Licensor shall prepare and file trademark applications for registration of the SAS Mark in the field of the Availability Business at any time during the Term upon the written request of Licensee and at Licensee’s sole cost and expense. Licensor shall use the same law firm(s) for the preparation and filing of such applications as Licensor generally uses for trademark applications for Licensor and its subsidiaries. Notwithstanding anything herein to the contrary, all costs and expenses of prosecuting, maintaining and renewing such filings requested by Licensee shall be borne by Licensee. Any such filings requested by Licensee shall be included in the definition of “SAS Mark” hereunder. If Licensor does not respond to Licensee’s request within twenty (20) business days of Licensor’s receipt thereof, or refuses Licensee’s request for a reason unrelated to Licensee’s breach of this Agreement, then Licensor hereby designates and authorizes Licensee and Licensee’s duly authorized representatives as its agents and attorneys-in-fact, with full power to act for and on the behalf of Licensor, to execute and file any such trademark applications in Licensor’s name and to do all other lawfully permitted acts to further the purposes of this Section with the same legal force and effect as if executed by Licensor. For the avoidance of doubt, in no event shall Licensor’s failure to respond to Licensee’s request be considered a breach of this Agreement. Licensee shall provide to Licensor copies of any documents filed on Licensor’s behalf in connection with this Section.

ARTICLE 8

REPRESENTATIONS, WARRANTIES & INDEMNIFICATION

SECTION 8.01. Mutual Warranties. Each Party hereby represents and warrants to the other Party, and at all times thereafter each Party shall be deemed to be continuously representing and warranting to the other Party, that:

(a) such Party is duly organized and in good standing, and the execution, delivery and performance of this Agreement by such Party has been duly authorized by all necessary action on the part of such Party;

(b) this Agreement has been duly executed and delivered by such Party and, with due authorization, execution and delivery by the other Party, constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms; and

(c) such Party’s execution, delivery and performance of this Agreement does not (i) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of the Party; (ii) conflict with or violate any law or governmental order applicable to the Party or any of its respective assets, properties or businesses; or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any contract, agreement, license, permit, franchise or other agreement to which it is a party.

SECTION 8.02. Disclaimer. LICENSEE HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS WARRANTIES AND UNDERTAKINGS SET FORTH IN THIS AGREEMENT, THE LICENSED MARKS AND THE GRANT OF LICENSE THEREOF HEREUNDER ARE PROVIDED “AS IS”, AND LICENSOR, ON ITS OWN BEHALF AND ON BEHALF OF ITS LICENSORS (AS APPLICABLE), HEREBY DISCLAIMS ALL WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, CONCERNING THE LICENSED MARKS AND THE GRANT OF LICENSE, INCLUDING ALL WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OR ANY WARRANTIES THAT MAY BE OTHERWISE IMPLIED FROM ANY COURSE OF DEALING OR COURSE OF PERFORMANCE OR USAGE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, LICENSEE HEREBY ASSUMES THE ENTIRE RISK AS TO THE USE OF THE SUNGARD MARKS.

SECTION 8.03. Indemnification.

(a) Licensor shall indemnify and hold harmless Licensee and its employees, directors, officers, shareholders, agents, successors and assigns from and against any and all claims, demands, suits, causes of action, losses, liabilities, damages, judgments, costs and expenses (including reasonable attorneys’ fees) suffered or incurred by them arising out of or related to any actual or alleged breach of Licensor’s representations, warranties or covenants under this Agreement.

(b) Licensee shall indemnify and hold harmless Licensor and its employees, directors, officers, shareholders, agents, successors and assigns from and against any and all claims, demands, suits, causes of action, losses, liabilities, damages, judgments, costs and expenses (including reasonable attorneys’ fees) suffered or incurred by them arising out of or related to any (i) actual or alleged breach of Licensee’s representations, warranties or covenants under this Agreement; (ii) act or omission of Licensee resulting in any damage to the reputation of Licensor or the goodwill of Licensor associated with the SunGard Marks; (iii) any use of the SunGard Marks by Licensee or any authorized sublicensee in connection with the Availability Business, including any actual or alleged infringement, dilution or misappropriation of any patents, copyrights, trademarks, trade secrets or other intellectual property or proprietary rights (including rights of publicity and privacy) to the extent resulting therefrom; or (iv) any disputes brought by third parties relating to the nature or quality of Licensee’s goods or services.

(c) In the event of a claim by the indemnified Party (the “Indemnified Party”) for indemnification under this Section based on a claim by a third party (a “Third-Party Claim”),

the Indemnified Party shall give the indemnifying Party (the “Indemnifying Party”) prompt notice of such Third-Party Claim, and copies of all papers served upon or received by the Indemnified Party relating thereto; provided that neither the failure to provide such notice nor any delay in providing such notice shall release the Indemnifying Party from any of its obligations under this Section except to the extent the Indemnifying Party is materially prejudiced by such failure or delay. The Indemnifying Party shall have the exclusive right to control the defense of any Third-Party Claim and all negotiations for its settlement or compromise; provided that the Indemnifying Party shall not have the right to bind the Indemnified Party to any settlement or other agreement without its prior written consent, which consent shall not be unreasonably withheld or delayed. The Indemnified Party shall provide reasonable assistance to the Indemnifying Party, at the Indemnifying Party’s expense, in connection with the defense of any Third-Party Claim. Notwithstanding the foregoing, the Indemnified Party may when being indemnified, at its sole cost and expense, participate in the defense of or settlement negotiations regarding any Third-Party Claim with counsel of its own selection.

ARTICLE 9

TERM AND TERMINATION

SECTION 9.01. Term. The term of this Agreement shall commence on the Effective Date and shall continue for the life of the Licensed Marks or, with respect to the DN Marks, the AS Domain Names, except that this Agreement shall terminate upon the occurrence of any other event giving rise to early termination in accordance with this Article 9 (the “Term”).

SECTION 9.02. Termination for Breach. Either Party may terminate this Agreement at any time by giving written notice of termination to the other Party in the event that the other Party is in material breach or default of any provision of this Agreement, and such default or breach continues unremedied for a period of sixty (60) days after written notice thereof from the non-breaching Party reasonably describing the nature of the breach.

SECTION 9.03. Termination Upon Occurrence of Certain Events. Licensor may terminate the license and this Agreement immediately by giving written notice of termination to Licensee if Licensee discontinues the Availability Business as substantially conducted as of the Effective Date or discontinues its use of the Licensed Marks for the purposes for which it is licensed hereunder.

SECTION 9.04. Survival. The provisions of Articles 1, 6, 8 and 11, and Sections 2.04(a), 2.05, 2.06, 2.07, 3.04, 3.05, 7.01 and 9.04 through 9.07, as appropriate, shall survive any termination or expiration of this Agreement. Except as otherwise set forth in the surviving provisions, upon the expiration or termination of this Agreement, the Parties shall have no further rights or obligations under this Agreement.

SECTION 9.05. Following Termination. Upon any termination of this Agreement, (a) all rights and licenses granted to Licensee hereunder, and all rights and licenses granted to sublicensees pursuant to Section 2.02 hereunder, shall immediately terminate; (b) Licensee shall assign, or cause to be assigned, the AS Domain Names to Licensor together with any other Domain Names, to the extent they have not yet been assigned to Licensor;

(c) Licensee shall (subject only to Licensee’s right to preserve file copies of business records bearing the SunGard Marks): (i) immediately and permanently cease and desist from all uses of the SunGard Marks; (ii) at Licensor’s direction, immediately take all other actions that may be appropriate to destroy or return to Licensor all materials using or bearing the SunGard Marks in its possession or control; and (iii) provide Licensor with a certification by an appropriate officer of Licensee that such actions were taken.

SECTION 9.06. Remedies for Breach. The Parties acknowledge that the remedies at law for any breach of this Agreement are inadequate and that the damages resulting from any such breach are not readily susceptible to being measured in monetary terms. Accordingly, Licensor and Licensee acknowledge that upon any breach of the terms and conditions of this Agreement by either Party, the non-breaching Party will be entitled to immediate injunctive relief and may obtain any order restraining any threatened or future breach. Nothing in this Section shall be deemed to limit, in any way, the remedies at law or in equity of either Party for a breach of any of the provisions of this Agreement.

ARTICLE 10

COMPENSATION

SECTION 10.01. Royalty. During the Term, Licensee shall pay to Licensor royalties in the amounts set forth on Schedule D. If Licensee is in compliance with all the terms herein, including its obligations to pay royalties and applicable late fees, then, upon Contract Year 8, Licensee shall have a perpetual, royalty-free license to use the Licensed Marks in accordance with the terms of this Agreement. The royalties shall be calculated on a quarterly basis and shall be paid to Licensor no later than thirty (30) days after the conclusion of the preceding quarter (each, a “Royalty Period”).

SECTION 10.02. Option to Prepay. Beginning on Contract Year 6, but no later than the end of the first quarter of Contract Year 6, Licensee has the right to prepay the present value of the royalty payments for Contract Years 6 and 7. The royalty payments for Contract Years 6 and 7 shall be calculated by using the percentage amounts set forth on Schedule D for Contract Years 6 and 7 against the average Revenue of Contract Years 3, 4 and 5.

SECTION 10.03. SDS Change of Control. If SDS undergoes a Change of Control during the period of the Term in which royalties must still be paid to Licensor, Licensee shall have the right to buy out the right to use the Licensed Marks for the present value of the remaining payments due under this Agreement. Licensor shall reasonably promptly notify Licensee of such Change of Control and Licensee shall have sixty (60) days from such notice to pay the present value of the remaining payments due under this Agreement. The remaining royalty payment amounts shall be calculated by using the percentage amounts set forth on Schedule D for the remaining Contract Years against the average Revenue for the three (3) years prior to such Change of Control.

SECTION 10.04. Royalty Statements. With each royalty payment, Licensee shall provide Licensor with a written royalty statement that states the Revenue for (a) the applicable Royalty Period; or (b) in connection with Licensee’s exercise of its prepayment or buy-out rights under Sections 10.02 and 10.03, respectively, the prior three (3) years; and is otherwise presented in a form approved in advance by Licensor (each, a “Royalty Statement”). Each Royalty Statement shall be certified as accurate by a duly authorized officer of Licensee. A Royalty Statement shall be provided to Licensor for each period in which royalties are to be paid to Licensor, regardless of whether any royalty payment is actually made or owed to Licensor for such period.

SECTION 10.05. Form of Payment; Late Payments. All payments due hereunder shall be made in United States currency in immediately available funds, drawn on a United States bank, unless otherwise mutually agreed by the Parties. Royalty payments received by Licensor after the period for such payments set forth in Section 10.01 shall incur interest at a rate equal to the Prime Rate plus two percent (2%) per month from the date such payments were originally due.

SECTION 10.06. Audit Right. At any time upon thirty (30) days’ written notice, Licensor reserves the right to audit the books and records of Licensee for the purpose of verifying Revenue, and any exclusions claimed by Licensee therefrom. If, as a result of such audit, it is established that there has been an understatement of Revenue by five percent (5%) or more, the expense of such audit and applicable attorney’s fees shall be borne by Licensee. Otherwise, the expense of such audit and applicable attorney’s fees shall be borne by Licensor. Any monies due as a result of the audit shall be paid by Licensee to Licensor as a late payment in accordance with Section 10.05.

ARTICLE 11

MISCELLANEOUS

SECTION 11.01. Limitation of Liability. IN NO EVENT SHALL ANY PARTY BE LIABLE TO ANY OTHER PARTY FOR PUNITIVE, CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES, INCLUDING LOSS OF FUTURE PROFITS, REVENUE OR INCOME, OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE OR SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THE FOREGOING LIMITATIONS SHALL NOT LIMIT ANY PARTY’S INDEMNIFICATION OBLIGATIONS FOR LIABILITIES TO THIRD PARTIES AS SET FORTH IN SECTION 8.03.

SECTION 11.02. Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 11.03. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 11.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 11.05. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person; (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement); (c) upon confirmation of receipt after transmittal by email (to such email address specified below or another email address or addresses as such Person may subsequently specify by proper notice under this Agreement); or (d) on the next business day when sent by internationally recognized overnight courier (providing proof of delivery), in each case to the respective Party at the following coordinates (or at such other coordinates for a Party as shall be specified in a notice given in accordance with this Section):

If to Licensor, to:

SunGard Development LLC

680 East Swedesford Road

4th Floor

Wayne, PA 19087

Attn: General Counsel

If to Licensee, to:

Sungard Availability Services Capital, Inc.

680 East Swedesford Road

3rd Floor

Wayne, PA 19087

Attn: General Counsel

SECTION 11.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

SECTION 11.07. Submission to Jurisdiction. Each Party irrevocably consents and agrees that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement shall be brought in the state or federal courts located in the City of Philadelphia, Pennsylvania and hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any such action, suit or proceeding for itself and in respect of its properties, assets and revenues. Each Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings brought in the state or federal courts located in the City of Philadelphia, Pennsylvania and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 11.08. Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 11.09. Entire Agreement. This Agreement (together with certain defined terms in the Separation Agreement that are referenced, but not otherwise defined, herein) constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof.

SECTION 11.10. Assignment. Licensee may not assign or transfer this Agreement, in whole or in part, without the prior written consent of Licensor, which may be granted or withheld in Licensor’s sole discretion. Licensee agrees that any attempted assignment or delegation of its rights and obligations under this Agreement, without such consent, shall be null and void and automatically and immediately result in the termination of this Agreement.

SECTION 11.11. Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Parties.

SECTION 11.12. Relationship. Nothing herein shall be deemed to establish a partnership, joint venture or agency relationship between the Parties. Except as expressly set forth herein, neither Party shall have the right to obligate or bind the other Party in any manner to any third party.

SECTION 11.13. Further Assurances. The Parties shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.

SECTION 11.14. Confidentiality. The terms and conditions of this Agreement shall be deemed to be the confidential information of Licensor and may not be disclosed by Licensee to any third party without the prior written consent of Licensor, which may not be unreasonably withheld or delayed.

SECTION 11.15. No Presumption. The Parties acknowledge and agree that the Parties have participated jointly in the negotiation and drafting of this Agreement. Accordingly, any applicable law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived. If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.

SECTION 11.16. No Waiver. The failure of either Party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such Party thereafter to enforce such provisions.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement is executed as of the date first written above.

SUNGARD DEVELOPMENT LLC

By:	/s/ Henry M. Miller, Jr.
Name:	Henry M. Miller, Jr.
Title:	Vice President

SUNGARD AVAILABILITY SERVICES CAPITAL, INC.

By:	/s/ Robert C. Singer
Name:	Robert C. Singer
Title:	Executive Vice President and Chief
Financial Officer